[SBG LOGO] The Security Benefit
           Group of Companies
--------------------------------------------------------------------------------

September 25, 2002

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:  Equity Fund
       File No.:  002-19458
       Date of Filing:  09/19/2002
       Accession Nos.:  0000088525-02-000063

Dear Sir or Madam:

Please  withdraw the above noted N-14/A filing which should have been filed as a
485BPOS filing under a different SEC file number.  We will refile it today under the correct filing type and file number.

Please contact me at (785) 438-3226 if you have any questions about this filing.
Thank you for your assistance.

Sincerely,

AMY J. LEE

Amy J. Lee
Secretary
Security Equity Fund

   One Security Benefit Place * Topeka, Kansas 66636-0001 * (785) 438-3000 *
                             www.securitybenefit.com